Exhibit 99.1

Ad Hoc Announcement

For Immediate Release

GPC Biotech Announces Favorable Ruling in Arbitration with Spectrum Pharmaceuticals

  Arbitration panel unanimously rejects all of Spectrum's claims and finds no violations of contract by GPC Biotech

Martinsried/Munich (Germany) and Princeton, N.J., November 6, 2007 - GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) today announced that a three-arbitrator panel of the American Arbitration Association, which was appointed to resolve a dispute over claims raised by Spectrum Pharmaceuticals, Inc. against GPC Biotech regarding their co-development and license agreement for satraplatin, has issued its decision in favor of GPC Biotech. The panel unanimously rejected all of Spectrum's claims and found no violations of the agreement by GPC Biotech. The decision of the panel included the following key rulings:

  Spectrum Pharmaceuticals is not entitled to any portion of the up-front payments that GPC Biotech received from Pharmion Corporation or from Yakult Honsha Co. Ltd.;

  Spectrum does not have a contractual right to co-promote satraplatin in the United States and GPC Biotech did not violate any obligation to negotiate in good faith a co-promotion agreement; and

  GPC Biotech did not violate its obligation to use commercially reasonable efforts to commercialize satraplatin in Japan.

Although the panel ruled for GPC Biotech on the merits, it did not award GPC Biotech re-imbursement of attorneys' fees and costs.

END OF AD HOC ANNOUNCEMENT

This ad hoc announcement contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech AG. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this ad hoc announcement We direct you to GPC Biotech's Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

GPC Biotech AG

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 609 524 5884

usinvestors@gpc-biotech.com